UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the six-month period ended September 30, 2021

HAPPINESS DEVELOPMENT GROUP LIMITED

(Exact name of registrant as specified in its charter)

No. 11, Dongjiao East Road, Shuangxi, Shunchang, Nanping City

Fujian Province, People’s Republic of China
+86-0599-782-8808

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form40-F.

Form 20-F ☒   Form40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

Happiness Development Group Limited (the “Company”) is furnishing this Form 6-K to provide six-month interim financial statements and incorporate such financial statements into the Company’s registration statements referenced below.

This Form 6-K is hereby incorporated by reference into the registration statements of the Company on Form S-8 (Registration Number 333-253602) and on Form F-3 (Registration Number 333-250026), to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

FORWARD LOOKING STATEMENT

This Report of Foreign Private Issuer on Form 6-K filed by Happiness Development Group Limited (together with our subsidiaries, unless the context indicates otherwise, “we,” “us,” “our,” or the “Company”), contains forward-looking statements within the meaning of the Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates,” “believes,” “expects,” “can,” “continue,” “could,” “estimates,” “intends,” “may,” “plans,” “potential,” “predict,” “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels or activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date this Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to confirm these statements to actual results, unless required by law.

Recent Development

Registered Direct Offering

The Company entered into certain securities purchase agreement (the “Purchase Agreement”) on June 25, 2021 relating to the offer and sale of 1,240,000 ordinary shares (the “Shares”), par value $0.0005 per share (the “Ordinary Shares”) in a registered direct offering (the “Offering”). Pursuant to the Purchase Agreement, the Shares were sold at a per share purchase price of $1.74, for gross proceeds of $2,157,600, before deducting the estimated offering expenses. The Offering closed on July 1, 2021.

The Company intends to use the net proceeds from the Offering for the development of the Company’s auto business under the brand of “Taochejun,” working capital and other general corporate purposes.

This offering was made pursuant to an effective shelf registration statement on Form F-3 (File No. 333-250026) previously filed with the U.S. Securities and Exchange Commission (the “SEC”) and declared effective on November 23, 2020.

New Subsidiaries

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership

Happiness Youdao (Hangzhou) Electronic Commerce Co., Ltd.	April 1, 2021	PRC	70%
Happiness (HK) Technology Limited	April 8, 2021	HK	100%
Shunchang Shangyoupin E-commerce Co., Ltd.	April 15, 2021	PRC	100%
Shunchang Youqiangdiao E-commerce Co., Ltd.	April 16, 2021	PRC	100%
Shunchang Fanquguan E-commerce Co., Ltd.	April 23, 2021	PRC	100%
Taochejun (Fujian) Automobile Sales Co., Ltd.	April 27, 2021	PRC	51%
Shunchang Fan Full E-commerce Co., Ltd.	May 8, 2021	PRC	100%
Ganzhou Youjia New Energy Automobile Sales Co., Ltd.	May 10, 2021	PRC	100%
Wuhan Xingfu Youxuan Automobile Sales Co., Ltd.	May 12, 2021	PRC	100%
Happy car source (Ningbo) Automobile Service Co., Ltd.	May 14, 2021	PRC	100%
Shunchang Youxi e-commerce Co., Ltd.	May 18, 2021	PRC	100%
Hunan Xingfu Vehicle Source Technology Co., Ltd.	May 28, 2021	PRC	100%
Happy Unicorn (Hangzhou) Network Technology Co. , Ltd.	June 1, 2021	PRC	51%
Shunchang County Partners Supply Chain Management Co., Ltd.	June 11, 2021	PRC	51%
Taochejun (Hainan) New Energy Technology Co., Ltd.	June 15, 2021	PRC	100%
Happy Doddo (Fujian) Network Technology Co., Ltd.	June 28, 2021	PRC	51%
Shunchang Subobo E-commerce Co., Ltd.	July 9, 2021	PRC	100%
Shunchang Keyan Ketian E-commerce Co., Ltd.	July 9, 2021	PRC	100%
Taochejun (Hangzhou) New Energy Technology Co., Ltd.	July 13, 2021	PRC	100%
Sichuan Taochejun Automobile Sales Co., Ltd.	July 13, 2021	PRC	100%
Shunchang Nongba E-commerce Co., Ltd.	August 18, 2021	PRC	100%
Taochejun Car Rental Co., Ltd.	August 20, 2021	PRC	100%
Fuzhou Taochejun Culture Media Co., Ltd.	August 31, 2021	PRC	100%
Shunchang Haiwushuo Brand Management Co. , Ltd.	September 2, 2021	PRC	51%

Results of Operations

The following information is derived from our Unaudited Financial Results for the Six Months Ended September 30, 2021 and 2020, attached hereto as Exhibit 99.1.

HAPPINESS DEVELOPMENT GROUP LIMITED

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2021 AND 2020

(UNAUDITED)

(IN U.S. DOLLARS)

	For the six months ended September 30,
	2021	2020
Revenues	$46,884,584	$21,877,234
Cost of revenues	(41,210,047)	(12,299,331)
Gross profit	5,674,537	9,577,903

Operating expenses:
Selling and marketing	11,636,367	3,699,676
General and administrative	3,780,718	1,441,736
Research and development	789,482	746,898
Total operating expenses	16,206,567	5,888,310

Operating (loss) income	(10,532,030)	3,689,593

Other income (expenses):
Interest income	62,737	67,511
Interest expense	(38,511)	(58,154)
Other income, net	114,059	210,023
Total other income, net	138,285	219,380

(Loss) /income before income taxes	(10,393,745)	3,908,973

Income tax provision	(149,429)	(722,858)

Net (loss) /income	$(10,543,174)	$3,186,115
Net income /(loss) attributable to non-controlling interests	488,314	(1,812)
Net (loss) /income attributable to Happiness Development Group Limited	(10,054,860)	3,184,303

Other comprehensive income (loss):
Foreign currency translation adjustments	1,607,416	3,015,157
Comprehensive (loss) /income	$(8,935,758)	$6,201,272
Less: comprehensive income /(loss) attributable to non-controlling interests:	2,523,603	(6,978)
Comprehensive (loss) /income attributable to Happiness Development Group Limited	(6,412,155)	6,194,294
Basic and diluted earnings (loss) per ordinary share
Basic and diluted	$(0.37)	$0.13
Weighted average number of ordinary shares outstanding
Basic and diluted	26,933,050	25,039,560

Revenues

We generated $46,884,584 in revenues for the six months ended September 30, 2021, representing an increase of $25,007,350 or 114.3%, as compared with $21,877,234 for the six months ended September 30, 2020. The increase was primarily due to the new goods or service provided including ecommerce sale, automobile sale and advertising service in 2021, offset the decrease of revenue in healthcare products.

Our sales from the healthcare products had dropped down significantly from $21,805,489for the six months ended September 30, 2020 to $11,669,522 for the six months ended September 30, 2021 due to the adverse impact of COVID-19 starting from January 2020. As continuous spreading of COVID-19 in different provinces in China, the performance of our experience stores was greatly impaired. During the six months ended September 30, 2021, we closed 70% experience stores to avoid further losses.

In September 2020, we started our ecommerce sales, the revenue of which for the six months ended September 30, 2021 was $21,485,231. In October 2020, we began providing the internet information and advertising service to individuals or small companies whose businesses need exposure online. For the six months ended September 30, 2021, the information service revenue reached $8,252,060.

In November 2020, we started engaging in selling automobiles to companies or individual customers and built our own brand “Taochejun” in May 2021. Through Taochejun, we aim to build a network among car dealers in China, especially in the third- and fourth-tier cities. During the six months ended September 30, 2021, the revenue from selling automobiles was $5,477,770.

Cost of Revenue

Cost of revenue increased by $28,910,716 or 235.1%, from $12,299,331 for the six months ended September 30, 2020 to $41,210,047 for the six months ended September 30, 2021. Gross margin were 12.1% and 43.8% for the six months ended September 30, 2021 and 2020, respectively.

Selling and Marketing Expenses

The selling expenses increased by $7,936,691, or 214.5%, from $3,699,676 for the six months ended September 30, 2020 to $11,636,367 for the six months ended September 30, 2021, the increase was primarily due to higher allowance costs, advertising costs, and subsidies to our experience store operators to support their continuity of insufficient business for the prolonged COVID-19 period.

General and Administrative Expenses

The general and administrative expenses increased from $1,441,736 for the six months ended September 30, 2020 to $3,780,718 for the six months ended September 30, 2021, representing an increase of $2,338,982, or 162.2%. The increase was primarily due to the increased costs, including the service charges by internet search engine of key words, brand promotion costs for online store sales and, the share-based compensation cost.

Research and Development Expenses

The research and development expenses increased from $746,898 for the six months ended September 30, 2020 to $789,482 for the six months ended September 30, 2021, representing a slight increase of $42,584, or 5.7%.

(Loss) Income from Operations

We incurred loss from operations of $10,532,030 for the six months ended September 30, 2021, compared to income from operations of $3,689,593 for the six months ended September 30, 2020. Most of the loss was attributed to the performance of the healthcare products segment due to the continuous negative impacts on COVID-19 in different provinces in China. We closed 70% experience stores continuously to avoid further losses.

Income Tax

We incurred income tax expense of $149,429 for the six months ended September 30, 2021, representing a decrease of $573,429 or 79.3%, compared to $722,858 for the six months ended September 30, 2020. The decrease was primarily due to the increasing operating expenses deriving from the new business segments including online stores, the internet information and advertising service and automobiles.

Net Loss

As a result of the foregoing, net loss amounted to $10,543,174 for the six months ended September 30, 2021, compared to net income of $3,186,115 for the six months ended September 30, 2020.

HAPPINESS DEVELOPMENT GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2021, AND MARCH 31, 2021

(UNAUDITED)

(IN U.S. DOLLARS)

	As of September 30,	As of March 31,
	2021	2021
ASSETS
Current assets
Cash and cash equivalents	$45,710,044	$36,558,752
Accounts receivable	19,195,282	34,563,743
Inventories	2,428,641	1,785,379
Due from related parties	124,156	-
Prepaid expenses and other current assets	19,368,295	22,189,744
Total current assets	86,826,418	95,097,618

Property, plant and equipment, net	10,381,490	10,514,031
Intangible assets, net	2,069,316	1,832,099
Goodwill	552,567	162,832
Other assets	4,315,953	5,138,105
TOTAL ASSETS	$104,145,744	$112,744,685

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$8,769,624	$8,841,163
Other payables and accrued liabilities	2,083,303	3,694,943
Income tax payable	509	334,523
Short-term bank borrowings	2,004,502	2,237,000
TOTAL LIABILITIES	12,857,938	15,107,629

COMMITMENTS AND CONTINGENCIES		-

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.0005 par value, 90,000,000 shares authorized, 31,953,025 and 30,481,580 shares issued and outstanding, respectively	15,977	15,241
Preferred shares, $0.0005 par value, 10,000,000 shares authorized, 0 shares issued and outstanding	-	-
Additional paid-in capital	29,054,060	26,545,384
Statutory surplus reserve	7,622,765	7,622,765
Retained earnings	51,421,031	61,475,891
Accumulated other comprehensive income (loss)	3,217,398	(913,621)
Total Happiness Development Group Limited Shareholders’ Equity	91,331,231	94,745,660

Non-controlling interests	(43,425)	2,891,396
TOTAL SHAREHOLDERS’ EQUITY	91,287,806	97,637,056

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$104,145,744	$112,744,685

Liquidity and Capital Resources

As of September 30, 2021 and March 31, 2021, we had cash and cash equivalents of $45,710,044 and $36,558,752, respectively. We did not have any other short-term investments.

As of September 30, 2021 and March 31, 2021, our current assets were $86,826,418 and $95,097,618, respectively, and our current liabilities were $12,857,938 and $15,107,629, respectively.

Cash Flows Summary

	For the Six Months Ended September 30,
	2021	2020
Net cash provided by operating activities	$6,754,756	$8,638,467
Net cash used in investing activities	(214,228)	(1,231,874)
Net cash provided by financing activities	1,971,191	1,204,769
Effect of exchange rate changes on cash	639,573	1,537,203
Net increase in cash	$9,151,292	$10,148,565

Operating activities

Net cash provided by operating activities was approximately $6.8 million for the six months ended September 30, 2021, compared to net cash of approximately $8.6 million for the six months ended September 30, 2020.

Net cash provided by operating activities for the six months ended September 30, 2021 was mainly due to the decrease of other payables and accrued liabilities approximately $12.6 million, offset by increase of accounts receivable and prepaid expenses of approximately $6.7 million and $15.6 million, respectively.

Investing activities

Net cash used in investing activities was approximately $0.3 million for the six months ended September 30, 2021, as compared to approximately $1.23 million for the six months ended September 30, 2020, due to the new acquisitions and procurements of the equipment and intangible assets.

Financing activities

Net cash provided by financing activities was approximately $2.0 million for the six months ended September 30, 2021, as compared to approximately $1.2 million for the six months ended September 30, 2020.

Net cash provided by financing activities for the six months ended September 30, 2021 was mainly due to repayment to the short-term bank loans of approximately $1.3 million, offset by an approximately $2.2 million capital contribution from issue of new shares and the proceeds from short-term bank loans amounted to $1.1 million.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.

Exhibits.

Exhibit	Description
99.1	Happiness Development Group Limited Unaudited Financial Results for the Six Months Ended September 30, 2021 and 2020
99.2	Press Release

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Happiness Development Group Limited

Date: January 6, 2022	By:	/s/ Xuezhu Wang
Xuezhu Wang Chief Executive Officer